Exhibit 99.1

Ohmyhome Records over 60% Revenue Growth in 2022

Singapore, April 27, 2023 — Ohmyhome Ltd. (NASDAQ: OMH) today announces the following results for the year ended December 31, 2022, as compared to the corresponding period of last fiscal year:

●	Revenue increased by 60.3% y-o-y to USD 5.2 million from 2021, and more than double of the revenue in 2020.
●	Total number of transactions on the platform increased 13.9% y-o-y to 3,395 from 2021.
●	Gross Transaction Values reached USD 615.1 million, increased by 0.3% compared to 2021.
●	Efficiency of Super Agents increased by 8.7% with the number of property transactions per Super Agent per year increasing from 69 to 75 in 2022. This is the result of our continuous improvement in our data matching technology.

Rhonda Wong, CEO of Ohmyhome, expressed satisfaction with the results, saying “We are pleased with our business performance in 2022. Despite the industry wide decline in market transactions by more than 20% in Singapore, our technology continues to increase transaction efficiency within Ohmyhome. Our Emerging and Other Services has also shown significant growth primarily in providing renovation services to homeowners who transacted with us, increasing overall customer lifetime value with Ohmyhome.

Race Wong, COO of Ohmyhome, further elaborated, “We have enhanced the user experience by ensuring the authenticity and freshness of our listings on the platform through the launch of our AI-powered MATCH tool and digital verification of homeownership by sellers using the government digital identity technology SingPass.

We are committed to offering a trusted and comprehensive one-stop-shop experience for our customers in their home buying, selling and renting journey. We remain optimistic about the real estate market in Singapore and Southeast Asia, and are excited to continue to serve the millions of families in Southeast Asia.”

Looking forward, Ohmyhome plans to expand its services and continue its growth trajectory in the Singapore and regional real estate markets.

Business Highlights

The following table summarizes Ohmyhome’s consolidated financial results for the year ended December 31, 2020, 2021, and 2022:

	For the years ended December 31,
	2020	2021	2022
	SGD	SGD	SGD
Revenue	3,338,674	4,381,683	7,025,592
Change year over year	-	31.2%	60.3%

Operating Income	(2,642,716)	(2,344,073)	(3,231,340)
Operating Margin	(79.2)%	(53.5)%	(46.0)%

Other Income (expenses), net	544,957	450,798	157,299

Net Income	(2,097,759)	(1,893,275)	(3,074,041)
Net Margin	(62.8)%	(43.2)%	(43.8)%

Ohmyhome’s revenue increased by 60.3% in the year ended December 31, 2022 compared to 2021, with operating loss margin narrowing from 53.5% to 46.0%. Its net loss margin remained at similar levels at 43.8% in 2022 as compared to 43.2% in 2021.

Ohmyhome’s one-stop property platform, accessible via www.ohmyhome.com and Ohmyhome mobile application has achieved the following in 2022:

● Downloads: Ohmyhome’s mobile application had close to 700,000 total downloads

● Monthly Active Users: average of over 188,000 monthly active users on Ohmyhome’s website and mobile application.

● Visitor Traffic: monthly average of over 200,000 unique visitors.

● Property Transactions: over 13,100 cumulative property transactions on our platform.

Forward-Looking Statements

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of various risk factors. For more information about risks and uncertainties associated with Ohmyhome’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Operating and Financial Review and Prospects” and “Risk Factors” sections of Ohmyhome’s SEC filings, including, but not limited to, its prospectus Form 424b and annual report on Form 20-F, copies of which may be obtained by contacting Ohmyhome’s Investor Relations department at ir@ohmyhome.com or at Ohmyhome’s Investor Relations website at http://ir.ohmyhome.com

All information in this release is as of December 31, 2022. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

For more information

Investor Relations

email: ir@ohmyhome.com

Visit: ir.ohmyhome.com

Annex

Financial Statements

OHMYHOME LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	1,220,931	301,433	224,883
Accounts receivable, net	133,394	243,716	181,823
Prepayments	61,814	51,774	38,626
Amount due from a shareholder	870,728	-	-
Other current assets, net	4,287	6,613	4,934
Total current assets	2,291,154	603,536	450,266

Property and equipment, net	49,987	35,362	26,382

Non-current assets
Deposits	75,622	98,719	73,649
Deferred initial public offering (“IPO”) costs	-	676,321	504,567
Operating lease right-of-use assets	77,790	754,852	563,154
Total non-current assets	153,412	1,529,892	1,141,370

Total assets	2,494,553	2,168,790	1,618,018

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	97,488	67,730	50,530
Contract liabilities	78,340	194,300	144,957
Accrued liabilities and other payables	217,298	229,195	170,990
Bank loans, current portion	299,543	305,965	228,264
Amount due to a shareholder	-	2,290,044	1,708,478
Operating lease obligation	79,140	319,255	238,179
Taxes payable	67,347	25,101	18,726
Total current liabilities	839,156	3,431,590	2,560,124

Non-current liabilities:
Bank loans, non-current portion	790,620	475,737	354,922
Operating lease obligation, non-current	-	444,571	331,670
Total non-current liabilities	790,620	920,308	686,592

Total liabilities	1,629,776	4,351,898	3,246,716

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, 16,250,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively	21,970	21,970	16,250
Additional paid-in capital	11,292,123	11,292,123	8,424,584
Accumulated other comprehensive income	9,997	36,153	26,972
Accumulated deficit	(10,078,513)	(13,131,513)	(9,796,712)
Total OHMYHOME LIMITED shareholders’ equity	1,245,577	(1,781,267)	(1,328,906)

Non-controlling interests	(380,800)	(401,841)	(299,792)
Total shareholders’ equity	864,777	(2,183,108)	(1,628,698)
Total liabilities and shareholders’ equity	2,494,553	2,168,790	1,618,018

OHMYHOME LIMITD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2020	2021	2022	2022
	SGD	SGD	SGD	USD

Operating revenues
- Brokerage services	2,901,479	3,731,586	3,072,060	2,291,898
- Emerging and other services	437,195	650,097	3,953,532	2,949,516
Total operating revenues	3,338,674	4,381,683	7,025,592	5,241,414

Cost of revenues		`
- Brokerage services	(1,718,012)	(1,605,602)	(1,383,488)	(1,032,146)
- Emerging and other services	(249,109)	(390,020)	(3,325,190)	(2,480,745)
Total cost of revenues	(1,967,121)	(1,995,622)	(4,708,678)	(3,512,891)

Gross profit	1,371,553	2,386,061	2,316,914	1,728,523

Operating expenses
Technology and development expenses	(1,539,651)	(1,449,065)	(1,767,730)	(1,318,808)
Selling and marketing expenses	(1,183,380)	(1,717,470)	(1,926,003)	(1,436,887)
General and administrative expenses	(1,291,238)	(1,563,599)	(1,854,521)	(1,383,558)
Total operating expenses	(4,014,269)	(4,730,134)	(5,548,254)	(4,139,253)

Loss from operations	(2,642,716)	(2,344,073)	(3,231,340)	(2,410,730)

Other income (expense):
Interest income	7,620	10,262	3,985	2,973
Interest expense	(30,364)	(49,926)	(39,152)	(29,209)
Government grants	565,979	492,404	248,067	185,069
Foreign exchange loss	(5,313)	(3,065)	(55,626)	(41,500)
Other income, net	7,035	1,123	25	19

Total other income, net	544,957	450,798	157,299	117,352

LOSS BEFORE INCOME TAXES	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
Income tax expense	-	-	-	-

NET LOSS	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)

Less: Net loss attributable to non-controlling interest	(160,682)	(68,467)	(21,041)	(15,698)
Net loss attributable to OHMYHOMELTD	(1,937,077)	(1,824,808)	(3,053,000)	(2,277,680)

NET LOSS	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	3,854	5,880	26,156	19,514
TOTAL COMPREHENSIVE LOSS	(2,093,905)	(1,887,395)	(3,047,885)	(2,273,864)
Less: Comprehensive loss attributable to non-controlling interests	(160,682)	(68,467)	(21,041)	(15,698)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(1,933,223)	(1,818,928)	(3,026,844)	(2,258,166)

OHMYHOME LIMITD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	SGD	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,097,759)	(1,893,275)	(3,074,041)	(2,293,378)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	74,780	12,886	29,952	22,345
Amortization of operating lease right-of-use assets	254,838	226,300	293,461	218,936
Provision for doubtful accounts	3,712	23,210	16,683	12,446
Changes in assets and liabilities:
Accounts receivable	163,862	99,310	(127,005)	(94,749)
Prepayments	37,368	(50,898)	10,040	7,490
Other current assets, net	(24,451)	24,671	(2,326)	(1,735)
Deposits	12,631	31,948	(23,097)	(17,231)
Accounts payable	269,592	(255,390)	(29,758)	(22,201)
Contract liabilities	6,016	70,346	115,960	86,511
Accrued liabilities and other payables	(48,935)	130,531	11,897	(54,159)
Other taxes payable	(6,468)	16,574	(42,246)	31,518
Operating lease obligation	(244,013)	(248,277)	(285,837)	(213,248)
NET CASH USED IN OPERATING ACTIVITIES	(1,598,827)	(1,812,064)	(3,106,317)	(2,317,455)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(23,737)	(913,036)	855,401	638,169

CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,420,002	3,773,559	1,305,262	973,785

Foreign currency effect	3,854	5,880	26,156	19,514

NET CHANGE IN CASH AND CASH EQUIVALENTS	(198,708)	1,054,339	(919,498)	(685,987)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	365,300	166,592	1,220,931	910,870

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT PERIOD END	166,592	1,220,931	301,433	224,883